Exhibit II

to

Schedule 13G

Joint Filing Agreement

The undersigned persons agree and consent to the joint filing on their behalf of this Schedule 13G dated February 5, 2016 in connection with their beneficial ownership of Advanced Energy Industries, Inc. Each of Columbia Seligman Communications & Information Fund and Columbia Management Investment Advisers, LLC authorizes Ameriprise Financial, Inc. to execute the Schedule 13G to which this Exhibit is attached and make any necessary amendments thereto.

Ameriprise Financial, Inc.

By:	/s/ Amy Johnson
Amy Johnson
	Title:	Senior Vice President and Chief Operating Officer-Asset Management

Columbia Management Investment Advisers, LLC

By:	/s/ Amy Johnson
Amy Johnson
	Title:	Chief Operating Officer and Managing Director

Columbia Seligman Communications & Information Fund

By:	/s/ Paul Goucher
	Name:	Paul Goucher
	Title:	Senior Vice President, Chief Legal Officer and Assistant Secretary